UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 12, 2017 (July 10, 2017)

ALEXANDER & BALDWIN, INC.

(Exact name of registrant as specified in its charter)

Hawaii	001-35492	45-4849780
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

822 Bishop Street, P. O. Box 3440

Honolulu, Hawaii 96801

(Address of principal executive office and zip code)

(808) 525-6611

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry Into a Material Definitive Agreement.

On July 10, 2017, Alexander & Baldwin, Inc. (“A&B” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alexander & Baldwin REIT Holdings, Inc., a Hawaii corporation and a direct, wholly owned subsidiary of A&B (“A&B REIT Holdings”), and A&B REIT Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of A&B REIT Holdings (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into A&B, with A&B continuing as the surviving corporation. As a result of the merger, A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which the Company’s operations are conducted and will (through its subsidiaries) conduct all of the operations conducted by the Company immediately prior to the merger. Promptly following the merger, A&B will convert to a Hawaii limited liability company and A&B REIT Holdings will be renamed “Alexander & Baldwin, Inc.”

The merger is being undertaken in connection with the Company’s previously announced conversion to a real estate investment trust (“REIT”). Although the merger is not required for REIT qualification, it is expected that the merger will facilitate the Company’s continued compliance with the REIT requirements by ensuring that certain standard REIT ownership limitations and transfer restrictions apply to the stock of the publicly held corporation through which the Company’s operations are conducted. In the merger, each share of A&B common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of A&B REIT Holdings common stock. As a result, shareholders will own the same number and percentage of shares of A&B REIT Holdings common stock as they own of A&B common stock immediately before the merger. The Company expects that A&B REIT Holdings common stock will be listed on the New York Stock Exchange (“NYSE”) under A&B’s current trading symbol, “ALEX.”

Consummation of the merger is subject to customary closing conditions, including, among other things, (i) approval of the Merger Agreement by the Company’s shareholders, (ii) approval for listing on the NYSE of A&B REIT Holdings common stock, subject to official notice of issuance, and (iii) the effectiveness of a registration statement on Form S-4 with respect to the A&B REIT Holdings common stock to be issued in the merger. The Merger Agreement may be terminated and the merger abandoned at any time prior to its completion (even after approval of the Merger Agreement by the Company’s shareholders) by action of A&B’s board of directors if the board determines that, for any reason, the completion of the transactions provided for in the Merger Agreement would be inadvisable or not in the best interests of A&B or its shareholders. The merger will be subject to dissenters’ rights under the Hawaii Business Corporation Act.

A&B intends to hold a special meeting of shareholders in the fourth quarter of 2017 at which shareholders will have the opportunity to vote on the proposed merger. The date, time and place of the special meeting will be announced by the Company at a later time.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of July 10, 2017, by and among Alexander & Baldwin, Inc., Alexander & Baldwin REIT Holdings, Inc. and A&B REIT Merger Corporation.

WHERE TO FIND ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. A&B REIT Holdings will file a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus relating to the proposed merger and other relevant documents in connection with the proposed merger. INVESTORS AND THE COMPANY’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, WHEN FILED, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS,

WHEN FILED AND MAILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus will be mailed to the Company’s shareholders prior to the meeting of shareholders at which the proposed merger will be submitted for a vote. Investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about the Company, A&B REIT Holdings and the proposed merger from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about the Company, A&B REIT Holdings and the proposed merger can be obtained without charge by sending a request to Alexander & Baldwin, Inc., 822 Bishop Street, Honolulu, Hawaii 96813, Attention: Alyson J. Nakamura; by calling (808) 525-8450; or by accessing them on the Company’s web site at http://www.alexanderbaldwin.com.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in favor of the proposed merger. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus and other relevant documents that the Company and A&B REIT Holdings intend to file with the SEC in connection with the merger. Additional information about A&B’s directors and executive officers can be found in A&B’s definitive proxy statement filed with the SEC on March 13, 2017, and in A&B’s Annual Report on Form 10-K filed with the SEC on March 1, 2017.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

Statements in this Form 8-K that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “will,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. These forward-looking statements include, but are not limited to, statements concerning the Company’s ability to remain qualified as a REIT and the proposed merger.

Such forward-looking statements speak only as of the date the statements were made and are not guarantees of future performance. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from those expressed in or implied by the forward-looking statements. These factors include, but are not limited to, (i) prevailing market conditions, (ii) the Company’s exposure to U.S. federal and state income tax law changes, including changes to the REIT requirements; and (iii) the possibility that the merger does not close, due to a failure to satisfy the closing conditions or otherwise.

A further description of these and other important risks, trends, uncertainties and other factors that could affect the forward-looking statements in this Form 8-K are discussed in Company’s most recent Form 10-K and other filings with the SEC. The information contained in this Form 8-K should be evaluated in light of these important risk factors. We do not undertake any obligation to update the Company’s forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALEXANDER & BALDWIN, INC.

/s/ Nelson N.S. Chun
Nelson N.S. Chun
Senior Vice President and Chief Legal Officer

Dated: July 12, 2017

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 10, 2017, by and among Alexander & Baldwin, Inc., Alexander & Baldwin REIT Holdings, Inc. and A&B REIT Merger Corporation.